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SEC FILE NUMBER
8-29897

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Wall Street Capital Corporation

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1600 Pennsylvania Avenue
(No. and Street)

McDonough	GA	30253
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

James Webb	770-400-9862	jim@amglobepartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Holt & Patterson, LLC
(Name – if individual, state last, first, and middle name)

260 Chesterfield Industrial Blvd	Chesterfield	MO	63005
(Address)	(City)	(State)	(Zip Code)

02/25/2009	3372
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Webb, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Wall Street Capital Corporation, as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MONICA S ROBINSON
My Commission Expires
NOTARY
PUBLIC
March 4, 2030
HENRY COUNTY, GEORGIA

Signature:

Title:
President

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☒ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Wall Street Capital Corporation
December 31, 2025

Financial Statements and Supplemental Information and Report of Independent Registered
Public Accounting Firm

Wall Street Capital Corporation

Contents



HOLT & PATTERSON, LLC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of Wall Street Capital Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Wall Street Capital Corporation (the "Company") as of December 31, 2025, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and supplementary information (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplementary Information

The supplementary Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Holt & Patterson, LLC

Holt & Patterson, LLC
Chesterfield, MO

We have served as the Company's auditor since 2010.

March 26, 2026

260 CHESTERFIELD INDUSTRIAL BLVD. CHESTERFIELD, MO 63005 PHONE 636/530-1040 FAX 636/530-1101

Wall Street Capital Corporation
Statement of Financial Condition
December 31, 2025

Statement of Financial Condition

December 31, 2025

ASSETS		
Cash	$	8,064
Commissions receivable		21
Other assets		1,423
TOTAL ASSETS	$	9,508
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$	1,220
TOTAL LIABILITIES		1,220
STOCKHOLDER'S EQUITY		
Common Stock, Par Value $1 Per Share		
Authorized - 30,000 Shares		
Issued and Outstanding- 1,000 Shares		1,000
Additional Paid in Capital		62,358
Accumulated Deficit		(55,070)
TOTAL STOCKHOLDER'S EQUITY		8,288
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	9,508

See Accompanying Notes to Financial Statements.

Wall Street Capital Corporation
Statement of Operations
Year ended December 31, 2025

REVENUES:

Commission income	$	230
Total revenues		230

EXPENSES:

Bank service charge	30
Professional services	6,210
Dues and subscriptions	805
Other	523
Total expenses	7,568

NET (LOSS)	$	(7,338)

See Accompanying Notes to Financial Statements.

Wall Street Capital Corporation
Statement of Changes in Stockholder's Equity
Year ended December 31, 2025

	Common Stock	Additional Paid in Capital	Retained Earnings/(Deficit)	Total
Balance on December 31, 2024	$ 1,000	$ 54,858	$ (47,732)	$ 8,126
Additional Paid in Capital		7,500		7,500
Net (Loss)			(7,338)	(7,338)
Distributions/Dividends				-
Balance on December 31, 2025	$ 1,000	$ 62,358	$ (55,070)	$ 8,288

See Accompanying Notes to Financial Statements.

Wall Street Capital Corporation
Statement of Cash Flows
Year Ended December 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES:

Net (Loss) $ (7,338)

Adjustments to reconcile net income to net cash
provided by operating activities:

(Increase)decrease in operating assets:
Commissions receivable   (3)
Other Assets   (605)

Increase (decrease) in operating liabilities:
Accounts payable and accrued expenses   (310)

Net cash used by operating activities   (8,256)

CASH FLOWS FROM FINANCING ACTIVITIES:

Shareholder contribution   7,500

Net cash provided by financing activities   7,500

NET DECREASE IN CASH   (756)

CASH AT BEGINNING OF YEAR   8,820

CASH AT END OF YEAR $ 8,064

See Accompanying Notes to Financial Statements.

1. Description of Business and Summary of Significant Accounting Policies

   Description of Business

   Wall Street Capital Corporation (the "Company") is a registered broker-dealer with the Securities Exchange Commission (SEC), and the Financial Industry Regulatory Authority ("FINRA").

   The Company was acquired by American Global Wealth Services, Inc in January 2024. The application for the change in ownership was submitted to FINRA on December 29, 2023. Final approval and completion of the sale occurred August 24, 2024.

   Basis of Presentation

   The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

   Cash

   The Company maintains an account with Busey Bank. Busey Bank provides $250,000 of deposit insurance through the Federal Deposit Insurance Corporation. There were no amounts in excess of insured limits on December 31, 2025.

   Revenue Recognition

   Revenue from trailing commissions are paid on a monthly basis and a receivable amount is recorded for the payment received in the subsequent month.

   Allowance for Credit Losses

   The Company has elected to use the reserve method in accounting for bad debts. Under this method, all uncollectible accounts are charged to the allowance accounts, and the bad debt expense is determined by adjusting the balance in the allowance account to a reserve considered reasonable by management. No allowance for credit losses was considered necessary at December 31, 2025. Bad debt expense was $0 for 2025.

   Segment Reporting

   The Company is engaged in one single line of business as a securities broker-dealer which is comprised of one class of service. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally,

the CODM uses net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information from the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the are the same as those described in the summary of accounting policies.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under these provisions, the Company does not pay federal and state income taxes on it's income. The stockholder of the Company is liable for the income taxes on the Company's taxable income. Accordingly, the Company does not record a provision for income taxes.

The Company adopted guidance issued by the FASB Accounting Standards Codification 740-10, Income Taxes on accounting for uncertainty in income taxes, which requires recognition, measurement and disclosure of uncertain tax positions recognized in an enterprises financial statement.

This guidance requires an evaluation of tax positions taken (or expected to be taken) in the course of preparing the Company's tax returns to determine whether these positions meed a "more likely than not" standard that based on technical merits, have a more than fifty percent likelihood of being sustained by a taxing authority upon examination. A tax position that meets the "more likely than not" recognition threshold is measured to determine the amount of benefit to recognize in the financial statements.

The federal and state income tax returns for the Company are subject to examination by respective taxing authorities generally for three years after they are filed.

If applicable, the Company recognizes interest and penalties related to the unrecognized tax benefits in expense in the statement of operations.

These provisions require the Company to analyze all open tax years, as defined by the Statute of Limitations, for all major jurisdictions, including federal and certain state taxing authorities. As of and for the year ending December 31, 2025, the Company did not have a liability for any unrecognized tax benefits. The Company has no examinations in progress and is not aware of any tax position for which it is reasonably positive that the total amounts of unrecognized tax benefits will significantly change in the next twelve months.

Use of Estimates

The process of preparing financial statements in conformity with U.S. GAAP requires the use of estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Such estimates primarily relate to transactions in process and events as of the date of the financial statements. Accordingly, upon completion, actual results may differ from estimated amounts.

2. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2025, the Company had net capital of $6,844, which was $1,844 in excess of its required minimum net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 17.82% at December 31, 2025.

3. Related Party Transactions

At December 31, 2025, $1,220 was payable to the related party which is included in accounts payable and accrued expenses in the accompanying statement of financial condition.

4. Going Concern

Accounting Standards Update 2014-15 requires that management evaluate conditions or events that might raise substantial doubt about the Company's ability to continue as a going concern. Management has evaluated the Company's conditions and determined that unless the Company generates enough revenue or continues to be funded by its stockholder, there is substantial doubt about the Company's ability to continue as a going concern. The Management has committed to contribute additional capital as needed to support the Company's continuing operations.

5. Subsequent Event

There are no events of the Company subsequent to December 31, 2025 through March 26, 2026, which is the date the financial statements were issued, for the purpose of identifying events that would require recording or disclosures in the financial statements in the year ended December 31, 2025.

SUPPLEMENTARY INFORMATION

Wall Street Capital Corporation
Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1
December 31, 2025

Net Capital

Total stockholder's equity	$	8,289
Deductions and/or charges:		
Commissions receivable		21
Other Assets		1,423
Net Capital	$	6,844

Aggregate Indebtedness

Items included in statement of financial condition

Accounts payable and accrued expenses		1,220
Total aggregate indebtedness	$	1,220

Minimum net capital required	$	5,000
Excess net capital	$	1,844
Excess net capital of the greater of 10 percent of total aggregate indebtedness		
Or 120 percent of minimum net capital required	$	844
Ratio of aggregate indebtedness to net capital		17.82%

There are no material differences in the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A5 Part IIA FOCUS filing as of December 31, 2025.

See Report of Independent Registered Public Accounting Firm.

Wall Street Capital Corporation
Schedule of SIPC-3 Revenues for the year ended December 31, 2025

		Business activities through which revenue was earned
$	230	Distribution of shares of registered open end investment companies or unit investment trusts
$	-	Sale of variable annuities
$	-	Insurance commission and fees
$	-	Investment advisory services to one or more registered investment companies or insurance company separate accounts
$	-	Miscellaneous income for expense reimbursement
$	-	Transactions in securities futures products
$	230	**Total Revenues**

Management Report Regarding Exemption from Rule 15c3-3

Wall Street Capital Corporation Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption under paragraph (k)(1) of 17 C.F.R. § 240 15c3-3 for the fiscal year ended December 31, 2024

2) The Company is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(1) of the rule, of which, the identity of the specific conditions are as follows:

   Broker-dealers that limit their activities (both principal and agent) to transactions in certain redeemable securities of registered investment companies (mutual funds) or insurance products. Under this exemption, the broker-dealer may briefly handle customer funds and/or securities but must promptly transmit such funds and securities received in connection with its' broker or dealer activities. Additionally. it cannot hold funds to securities for or owe money or securities to customers.

   The Company has met the identified exemption provisions in paragraph (k)(1) of Rule 15c3-3 throughout the period of January 1, 2025, through December 31, 2025 without exception

I, James Webb, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Jim R Webb

Title: President

March 26 ,2026



HOLT & PATTERSON, LLC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of Wall Street Capital Corporation

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Wall Street Capital Corporation identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Wall Street Capital Corporation claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(1) (the "exemption provision") and (2) Wall Street Capital Corporation stated that Wall Street Capital Corporation met the identified exemption provision through the most recent fiscal year without exception. Wall Street Capital Corporation's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Wall Street Capital Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Holt & Patterson, LLC
Chesterfield, MO

March 26, 2026

260 CHESTERFIELD INDUSTRIAL BLVD. CHESTERFIELD, MO 63005 PHONE 636/530-1040 FAX 636/530-1101



**HOLT &
PATTERSON,** LLC
CERTIFIED
PUBLIC
ACCOUNTANTS

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED UPON PROCEDURES RELATED TO AN
ENTITY'S CLAIM FOR EXCLUSION FROM MEMBERSHIP IN SIPC**

To the Stockholder
of Wall Street Capital Corporation

We have performed the procedures included in Rule 17a5(e)(4) under the Securities Exchange Act of 1934 and the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, on the accompanying Certification of Exclusion From Membership (Form SIPC-3) for the year ended December 31, 2025. Management of Wall Street Capital Corporation (the Company) is responsible for its Form SIPC-3 and for its compliance with the requirements for exclusion from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 for the year ended December 31, 2025, as noted on the accompanying Form SIPC-3. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose of which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1) Compared the Total amount included in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2025 to the total revenues in the Company's audited financial statements included on Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2025, noting no differences;
2) Compared the amount in each revenue classification reported in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2025 to supporting schedules and workpapers, noting no differences;
3) Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2025 and in the related schedules and workpapers, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-3 and for its compliance with the applicable instructions on Form SIPC-3 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

260 CHESTERFIELD INDUSTRIAL BLVD.   CHESTERFIELD, MO 63005   PHONE 636/530-1040   FAX 636/530-1101

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Holt & Patterson, LLC

Holt & Patterson, LLC
Chesterfield, MO

March 26, 2026